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                              May 4, 2021

       Christopher Keber
       Chief Executive Officer
       Shelter Acquisition Corporation I
       6 Midland Street #1726
       Quogue, NY 11959

                                                        Re: Shelter Acquisition
Corporation I
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 29,
2021
                                                            File No. 333-253213

       Dear Mr. Keber:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Since our sponsor, officers and directors will lose their entire investment in us if our business combination is not completed..., page 44

   1. We note disclosure in this risk factor and elsewhere regarding conflicts of interest in circumstances where the
founder shares become worthless without an initial business
                                                        combination. Please
also disclose in quantitative and qualitative terms how economic incentives could result
in substantial misalignment of interests where an initial business combination does occur.
For example, since your sponsor and other initial stockholders acquired a 20% stake
for approximately $0.004 per share and the offering is for $10.00 a share, the insiders
could make a substantial profit after the initial business combination even if public
investors experience substantial losses. Please revise here and risk factors accordingly.
 Christopher Keber
Shelter Acquisition Corporation I
May 4, 2021
Page 2

       You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,
FirstName LastNameChristopher Keber
                                                        Division of Corporation
Finance
Comapany NameShelter Acquisition Corporation I
                                                        Office of Life Sciences
May 4, 2021 Page 2
cc:       Debbie Yee, P.C.
FirstName LastName